UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41869

Captivision Inc.
(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,
Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Estimated Selected Preliminary Results for the Year Ended December 31, 2023

Set forth below are certain estimated preliminary unaudited financial information for Captivision Inc., a Cayman Islands exempted company (“we” or “our”) for the year ended December 31, 2023. Our audited consolidated financial statements for the year ended December 31, 2023 are not yet available. We have provided ranges, rather than specific amounts, because these results are preliminary and subject to change. These ranges are forward-looking statements and based on the information available to us as of the date of this Form 6-K. Our actual results may vary from the estimated preliminary results presented below and may be outside the estimated ranges, including due to the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time the financial results for the year ended December 31, 2023 are finalized.

You should not place undue reliance on this preliminary data. See the section of the prospectus included in the Registration Statement Form F-1 (File No. 333-276243) entitled “Risk Factors” for additional information regarding factors that could result in differences between the preliminary estimated ranges of our financial results presented below and the actual financial results we will report for the year ended December 31, 2023.

The estimated preliminary financial results for the year ended December 31, 2023 have been prepared by, and are the responsibility of, management. Our independent registered public accounting firm, CKP, LLP, has not audited, reviewed, compiled or performed any procedures with respect to the estimated preliminary financial results. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

December 31, 2023 Estimated
	Low	High
In Millions
Revenues	$ 13.9	$ 15.4
Cost of goods sold	$ 11.8	$ 13.0
Gross profit/(loss)	$ 2.2	$ 2.4
Operating profit/(loss)	$ (13.0)	$ (14.3)
Net income/(loss)(1)	$ (69.9)	$ (77.2)
Cash	$ 0.4	$ 0.5
Debt	$ 20.9	$ 23.1
Total liabilities	$ 65.5	$ 72.4
EBITDA	$ (10.5)	$ (11.6)

(1) Includes the effect of significant transaction and restructuring costs associated with our business combination with GLAAM.

These numbers include financial measures that have not been prepared in accordance with IFRS (“non-IFRS financial measures”) because doing so would be impractical given the lack of full financial statements presented. Accordingly, no reconciliation of the financial measures included herein was prepared, and therefore none have been provided. The Company believes that although non-IFRS financial measures provide useful supplemental information, there are limitations associated with the use of non-IFRS financial measures. Non-IFRS financial measures are not prepared in accordance with IFRS and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for the Captivision Inc. (the “Company”) respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believe that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Form 6-K, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for GLAAM’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of GLAAM to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of GLAAM to execute its international expansion strategy; (7) the ability of GLAAM to protect its intellectual property rights; (9) the profitability of GLAAM’s larger projects, which are subject to protracted sales cycles; (10) whether the raw materials, components, finished goods and services used by GLAAM to manufacture its products will continue to be available and will not be subject to significant price increases; (11) the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes; (12) the ability of GLAAM’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (13) the future financial performance of the Company and GLAAM; (14) the emergence of new technologies and the response of our customer base to those technologies; (15) the ability of the Company and GLAAM to retain or recruit, or to effect changes required in, their respective officers, key employees or directors; (16) the ability of the Company and GLAAM to comply with laws and regulations applicable to its business; and other risks and uncertainties set forth under the section of the prospectus included in the Registration Statement Form F-1 (File No. 333-276243) entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this Form 6-K and the Company’s management team’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By: /s/ Gary R. Garrabrant
Name: Gary R. Garrabrant
Title: Executive Chairman

Date: March 20, 2024